Exhibit 99-1
                                                                    ------------


  [GRAPHIC OMITTED]       KOOR INDUSTRIES TO SELL BALANCE OF ITS HOLDINGS IN
Koor Industries Ltd.      KNAFAIM TO TAMAR BOROVICH


Tel Aviv, Israel, June 5, 2007 - Koor Industries Ltd. (NYSE: KOR; TASE: KOR) ("Koor", "Company"), a leading Israeli holding company, announced today that, following its press release from May 8, 2007, regarding the agreement to sell 4.96% of Knafaim with options to sell the balance of Koor's holdings in Knafaim, Ms. Tamar Borovich notified Koor today that she is exercising the option to purchase the entire balance of Koor shareholding representing approximately 4.2% of Knafaim's share capital at the closing at a price per share of $10.47 ("Purchase Price").

The closing of the sale of Koor's entire shareholding in Knafaim, representing 9.2% for total consideration of approximately $13.7 million (of which we received $1.5 million on May 8, 2007) (the "Transaction"), is currently expected to take place by the end of the third quarter of 2007. The closing of the Transaction is subject to the approval of Israel's antitrust commissioner and at this stage there is no certainty that the Transaction will be completed.

Under the Agreement, should Ms. Borovich or two other entities that plan to purchase the shares from Ms. Borovich, sell the shares of Knafaim to any third party, during a period of 12 months commencing from the closing date, at a price per share higher than the Purchase Price, Koor will receive additional consideration in the amount of the difference between the sale price and the Purchase Price, net of interest accrued, multiplied by the amount of shares sold or by the amount of shares included in the Transaction, the lesser.

Koor currently estimates that upon completion of the Transaction, it will record a capital gain of approximately NIS 14 million.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel: 1 866 704-6710
Fax: 972 3 607-5110                                     Fax: 972 3 607-4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.